Exhibit 99.1

Ferroglobe Announces General Meeting of Shareholders

LONDON, October 2, 2017 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ: GSM)  (“Ferroglobe” or the “Company”) announced today that it will hold a General Meeting of Shareholders on Thursday, October 26, 2017 at 3:00 p.m. British Summer Time (BST) at 2nd Floor West Wing, Lansdowne House, 57 Berkeley Square, London W1J 6ER, United Kingdom.

The business of the General Meeting will be to consider and, if thought fit, approve a number of changes to the Articles of Association of the Company (“Articles”), significantly simplifying them, bringing them in line with best practice in the U.S. and UK markets and removing a number of provisions which date back to the merger of Globe Specialty Metals, Inc. with Grupo FerroAtlántica, S.A.U. and which are no longer operative.

The Articles currently confer different rights on different categories of Director. The Board has concluded that the current differentiation between categories of Director, and most of the special majority voting requirements, are now neither necessary to protect the interests of different shareholder groups nor appropriate in the interests of the Company. The proposed changes to the Articles would remove the different categories of Director as well as most of the special majority requirements requiring specified Directors to approve certain matters.

The Company also proposes that a new Nominations Committee (“Nom Com”) would take over the exclusive responsibility for Board of Director nominations. The Nom Com would have a remit to select candidates on the basis of objective merit-based criteria and would comprise a minimum of three Directors, a majority of whom must be independent of the Company and of its majority shareholder.

In addition, the Company will adopt a Corporate Governance Policy which is designed to ensure that the substantial majority of the Directors from time to time are independent, within the meaning of the Nasdaq Rules, and independent of the Company’s major shareholder, Grupo Villar Mir S.A.U. (“Grupo VM”).

Ferroglobe Executive Chairman, Javier López Madrid, commented, “The Board unanimously approved the proposed changes firmly believing they are in the best interests of the Company and its shareholders as a whole and will enhance the efficient operation of the Board.”

Details of the proposed changes and a copy of the Articles marked to show the proposed changes can be found on the Company’s website at http://investor.ferroglobe.com/corporate-governance.cfm.  A summary of the proposed changes is also set out in the Appendix.

About Ferroglobe

Ferroglobe PLC is one of the world’s largest producers of silicon metal and silicon- and manganese-based alloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is headquartered in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predicts,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate, “estimate,” “plan,” “intends” or “forecast,” variations of these terms and similar expressions, or the negative of these terms or similar expressions.

Forward-looking statements contained in this press release are based on information presently available to the Company and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

You are cautioned that all such statements involve risks and uncertainties, including, without limitation, risks that the legacy businesses of Globe and FerroAtlántica will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) Ferroglobe’s organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential for international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. Ferroglobe does not give any assurance (1) that the Company will achieve its expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods presented herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake or assume any obligation to update publicly any of the forward-looking statements in this press release to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If the Company updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The Company cautions you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Ferroglobe PLC

Joe Ragan, US: +1 917 2098581, UK: +44 (0) 7827 227 688

Chief Financial Officer

Email: jragan@ferroglobe.com

Appendix

Summary of the proposed changes to Ferroglobe’s governance arrangements.

For a more detailed explanation please refer to the Circular dated 2 October 2017, a copy of which is available on the Company’s website at http://investor.ferroglobe.com/corporate-governance.cfm.

•         The distinction between Grupo VM Directors, Grupo VM “independents” and “Independent Directors” would be removed from the Articles.

•         Grupo VM and the Independent Directors would no longer be entitled to appoint Directors or make nominations directly to shareholders for election to the Board.

•         A new Nominations Committee (“Nom Com”) would take over the exclusive responsibility for Board nominations. The Nom Com would comprise a majority of Directors who are independent of the Company and Grupo VM and would be chaired by the Executive Chairman.

•         All decisions to appoint a Director to the Board to fill a vacancy or to nominate a Director for election (or re-election) at a general meeting would be made by resolution of the Board by simple majority. The Board would not appoint a Director to fill a vacancy, or nominate a Director for election (or re-election) at a general meeting of the Company, unless he or she has been recommended to the Board by the Nom Com.

•         The Shareholder’ Agreement would entitle Grupo VM to propose candidates to the Nom Com for appointment to the Board until there are 3 Grupo VM nominees on the Board. This number would reduce to two if GM holds less than 25% but more than 15% of the Ordinary Shares and to one if GVM holds less than 15% but more than 10% of the Ordinary Shares.

•         The Board would adopt a Corporate Governance Policy requiring that there be at least 5 independent Directors while GVM is entitled to nominate 3 Directors.  This number would reduce as Grupo VM’s nomination right reduces.

•         The requirement for Grupo VM to vote in favour of the appointment of any candidate for election as a Director would be removed from the Shareholders’ Agreement. However, while Grupo VM holds at least 10% of the Ordinary Shares, it would not be entitled to vote against the appointment of a Director at any general meeting unless a majority of the GVM Nominees have voted against the nomination of that candidate at the relevant Board meeting.

•         The Shareholders’ Agreement would provide a mechanism designed to resolve disagreements if a majority of the GVM Nominees object to a particular candidate at the relevant Board meeting.

•         The terms of reference of the Nom Com would require it to propose an alternative candidate for election to fill the vacancy arising if it does not recommend the re-election of a sitting independent Director, and this would leave insufficient independent Directors on the Board.

•         The maximum number of Directors would be increased to eleven.

•         Where any vacancy on the Board arises between annual general meetings, the Nom Com would be entitled to propose a candidate to the Board for appointment to fill such vacancy but would not be obliged to do so unless such vacancy would leave insufficient independent Directors on the Board.

•         The Shareholders’ Agreement would be amended to provide that where the Nom Com has recommended two successive candidates to the Board to fill a particular vacancy and a majority of the GVM Nominees has voted against each of those candidates, the GVM Nominees would be obliged to abstain from voting in relation to the appointment of any third candidate who the Nom Com may propose to fill that vacancy.

•         Special majorities of specified Directors to approve certain matters would no longer be required, save that (1) the approval of a majority of the independent Directors (who are not conflicted) would be required for transactions between Grupo VM or any of its Affiliates or Connected Persons and the Company or any of its Affiliates and (2) until 31 December 2019 the Board will not replace the Executive Chairman (other than for cause) without the approval of a majority of both the independent Directors and the Grupo VM nominees. All other decisions of the Board would require a simple majority of the Directors present and voting.

•         Directors would be elected by simple majority vote.  A director who is proposed for election but who fails to secure a simple majority in favour of his or her election would not be elected to the Board irrespective of the number of votes cast in favour of other candidates.

•         The requirement for representation of Grupo VM Directors and Independent Directors on all committees of the Board would cease, except as required by relevant regulations or NASDAQ rules. The appointment of Directors to Board committees would be decided by simple majority.

•         No special majority of the Board would be required to approve the appointment by a Director of an alternate.

•         The Corporate Governance Policy would also provide for the creation of a new role of Senior Independent Director (“SID”). The Board would appoint the SID from among the independent Directors to provide a sounding board for the Chairman, serve as an intermediary for the other directors where necessary and carry out the other functions set out in the policy

•         Redundant provisions relating to the merger, the A Ordinary Shares, the R&W Policy, the Special Dividend and Alan Kestenbaum would be removed from the Articles.